UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 11, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

11 November
Number 44/05

APPOINTMENT OF PRESIDENT DIAMONDS AND SPECIALTY PRODUCTS

BHP Billiton announced today the appointment of Mr Alberto Calderon as President Diamonds and Specialty Products based in London.

Mr Calderon is currently the President of Cerrejon Coal Company (33 per cent owned by BHP Billiton) in Colombia. Prior to joining Cerrejon Coal, Mr Calderon held various executive roles including President of Ecopetrol, General Director of Government Finance, Executive Vice President of Investment Banking for Corporacion Financiera de Valle, President of Colombian Natural Gas Association, President of Empresa de Energia de Bogota and Alternate Executive Director of the International Monetary Fund.

Commenting on the appointment, Chief Commercial Officer Marius Kloppers said: "Alberto's experience in a range of industries coupled with his sound commercial skills will be an asset to the Diamonds and Specialty Products Group."

Mr Calderon holds a PhD in Economics from Yale University.

Background - Mr Calderon

Mr Calderon has held the position of President of Cerrejon Coal since July 2002. Cerrejon is a privately owned equal joint venture between BHP Billiton, Anglo American Plc and Glencore International AG. During his time at Cerrejon Coal, Mr Calderon has successfully integrated the three companies and developed and overseen initiatives which have resulted in production increasing by close to 40 per cent, revenues increasing to US$1.3 billion and net profit nearing US$500 million. Cerrejon Coal is Colombia's largest private exporter.

Career

President, Cerrejon Coal Company 2002 -; President Ecopetrol (Colombian State Oil company, 1999-2002; General Director of Public Credit, 1999; Investment Banking Executive Vice-President, Corporación Financiera del Valle, 1997-1999; President Colombian Natural Gas Association, 1997; Alternate Executive Director, International Monetary Fund, 1994-1997; General Manager EEB, 1992-1993; Vice-Minister of Economic Development, Colombia, 1992; Vice-Minister of Education, Colombia, 1991; Advisor to Colombian Minister of Finance, 1990-1991; Assistant to Monetary Board, 1983-1986.

Personal

M.A. Economics, Yale University, 1987

M. Phil. Economics, Yale University, 1989

PhD in Economics, Yale University, 1995

Mr Calderon is a citizen of Colombia

Married with two children

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 Mobile: +44 7769 934 942 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Tracey Whitehead, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
Mobile: +44 7917 648 093
email: Tracey.Whitehead@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Alison Gilbert, Investor Relations
Tel: SA +27 11 376 2121 or UK +44 20 7802 4183
email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 11 November 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary